Exhibit 99(a)
ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC
CONDENSED STATEMENT OF CONSOLIDATED INCOME
(Unaudited)

Twelve Months Ended June 30, 2012
(millions of dollars)
Interest income	$559
Interest expense and related charges	(409)
Income before income taxes and equity in earnings of unconsolidated subsidiary	150
Income tax expense	(55)
Equity in earnings of unconsolidated subsidiaries (net of tax)	305
Net income	$400